NEWS RELEASE

Trading Symbol:    TSX: NUAG

OTCQX: NUPMF

NEW PACIFIC RECEIVES APPROVAL FOR WHITEHORSE GOLD CORP SHARE SPIN-OUT

VANCOUVER, BRITISH COLUMBIA – November 17, 2020: New Pacific Metals Corp. (“New Pacific” or the “Company”) announces that, further to its news releases dated July 22 and August 26, 2020, it has received conditional approval from the Toronto Stock Exchange to complete the spin-out of all existing common shares of Whitehorse Gold Corp. ("Whitehorse") to Company shareholders by way of a share exchange under a court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Spin-Out"), all in accordance with the agreement dated August 25, 2020 (the "Arrangement Agreement") between the Company and Whitehorse. Pursuant to the Arrangement Agreement, the Company wishes to announce that the effective date of the Spin-Out will be November 18, 2020 (the "Effective Date"), and the Spin-Out will be completed following the close of markets on this date.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal President

Phone: (604) 633-1368

Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: the Company and Whitehorse completing the Spin-Out on the Effective Date; and all conditions referenced in the Arrangement Agreement being satisfied.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward- looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2020 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.